SEC FILE NUMBER 001-13777
CUSIP NUMBER 98235T107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: June 30, 2011

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Getty Realty Corp.
Full Name of Registrant
Former Name if Applicable
125 Jericho Turnpike, Suite 103
Address of Principal Executive Office (Street and Number)
Jericho, New York 11753
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Although management of Getty Realty Corp. (the “Company”) has been working diligently to complete all of the required information for its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, (the “Form 10-Q”), the Company was unable, without unreasonable effort or expense, to complete the financial statements and related disclosures to be included in the Form 10-Q on or before 5:30 pm on August 9, 2011, due to unanticipated delays experienced in the preparation of the Form 10-Q. These delays were a result of additional efforts required to prepare additional disclosure regarding recent developments described below with the Company’s largest tenant, Getty Petroleum Marketing, Inc. (“Marketing”).
The Company expects that it will be able to complete the work described above in time for the Company to approve for filing its Form 10-Q for the quarterly period ended June 30, 2011, during the evening of August 9, 2011, the due date for the Form 10-Q filing.
On August 8, 2011, the Company was informed by Marketing that based on Marketing’s distressed financial position, weakness in operating margins, and cash flow deficiencies, it was unlikely to be able to pay full rent for August. Although Marketing described various contingencies which, if resolved favorably, may allow for payment of full or partial rent for August, the Company can provide no assurances that Marketing will meet its current or future rental or other obligations under the “Marketing Leases”. The Company issued a contractual notice of default to Marketing as a result of its non-payment of rent, and it intends to continue discussions with Marketing while the Company evaluates its options regarding this matter.
Marketing is directly responsible to pay for (i) remediation of environmental contamination it causes and compliance with various environmental laws and regulations as the operator of the Company’s properties, and (ii) known and unknown environmental liabilities allocated to Marketing under the terms of the Marketing Leases and various other agreements with the Company relating to Marketing’s business and the properties it leases from the Company (collectively the “Marketing Environmental Liabilities”). If Marketing fails to pay the Marketing Environmental Liabilities, the Company may ultimately be responsible to pay for Marketing Environmental Liabilities as the property owner. The Company will be required to accrue for Marketing Environmental Liabilities if the Company determines that it is probable that Marketing will not meet its environmental obligations and the Company can reasonably estimate the amount of the Marketing Environmental Liabilities for which it will be responsible to pay, or if the Company’s assumptions regarding the ultimate allocation methods or share of responsibility that it used to allocate environmental liabilities changes. However, as of June 30, 2011 the Company continued to believe that it was not probable that Marketing would not pay for substantially all of the Marketing Environmental Liabilities. Accordingly, the Company did not accrue for the Marketing Environmental Liabilities as of June 30, 2011. Nonetheless, the Company has determined that the aggregate amount of the Marketing Environmental Liabilities (as estimated by the Company) would be material to the Company if it was required to accrue for all of the Marketing Environmental Liabilities since as a result of such accrual, the Company would not be in compliance with the existing financial covenants in its Credit Agreement and its Term Loan Agreement. Such non-compliance would result in an event of default pursuant to each agreement which, if not waived, would prohibit the Company from drawing funds against the Credit Agreement and could result in the acceleration of the Company’s indebtedness under the Company’s restated senior unsecured revolving credit agreement expiring in March 2012 (the “Credit Agreement”) and the Company’s $25.0 million three-year term loan agreement expiring in September 2012 (the “Term Loan Agreement” or “Term Loan”). The Company’s estimates, judgments, assumptions and beliefs regarding Marketing and the Marketing Leases made effective June 30, 2011 are subject to reevaluation and possible change as the Company considers its options regarding Marketing’s non-payment of August rent and as it develops a greater understanding of Marketing’s business plan and strategies and its capital resources. It is possible that the deterioration of Marketing’s financial condition may continue, that Marketing may file bankruptcy and seek to reorganize or liquidate its business or that Marketing may continue to pursue seeking a modification of the Marketing Leases, including, removal of either groups of or individual properties from the Marketing Leases, or a reduction in the rental payments owed by Marketing under the Marketing Lease. It is possible that the Company may change its estimates, judgments, assumptions and beliefs regarding Marketing and the Marketing Leases, and accordingly, during the third quarter of 2011 or thereafter, the Company may be required to accrue for the Marketing Environmental Liabilities.
Should the Company’s assessments, assumptions and beliefs made effective as of June 30, 2011 prove to be incorrect, and as the Company considers its options regarding Marketing’s non-payment of August rent or as circumstances change, the conclusions reached by the Company relating to the following may change (i) whether any or what combination of the properties subject to the Marketing Leases are likely to be removed from the Marketing Leases, (ii) recoverability of the deferred rent receivable for some or all of the properties subject to the Marketing Leases, (iii) potential impairment of the properties subject to the Marketing Leases and, (iv) Marketing’s ability to pay the Marketing Environmental Liabilities. The Company intends to regularly review its assumptions that affect the accounting for deferred rent receivable; long-lived assets; environmental litigation accruals; environmental remediation liabilities; and related recoveries from state underground storage tank funds. The Company’s estimates, judgments, assumptions and beliefs regarding Marketing and the Marketing Leases made effective June 30, 2011 are subject to reevaluation and possible change the Company considers its options regarding Marketing’s non-payment of August rent and as it develops a greater understanding of Marketing’s business plan and strategies and its capital resources. Accordingly, it is possible that the Company may be required to (i) increase the deferred rent receivable reserve related to the properties subject to the Marketing Leases, (ii) record an additional impairment charge related to the properties subject to the Marketing Leases, or (iii) accrue for Marketing Environmental Liabilities that the Company believes are allocable to Marketing under the Marketing Leases and various other agreements as a result of the potential or actual filing for bankruptcy protection by Marketing or as a result of the potential or actual modification of the Marketing Leases or other factors, which may result in material adjustments to the amounts recorded for these assets and liabilities, and as a result of which, the Company may not be in compliance with the financial covenants in its Credit Agreement and its Term Loan Agreement.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas J. Stirnweis	516	478-5403

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Getty Realty Corp.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2011	By:	/s/ Thomas J. Stirnweis
Thomas J. Stirnweis
Vice President, Treasurer and Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).